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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                Amendment No. 1*

                             SYPRIS SOLUTIONS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   871655 106
                                 (CUSIP Number)

                                 Jeffrey T. Gill
                             101 Bullitt Lane, Suite 450
                           Louisville, Kentucky 40222
                                 (502) 329-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               Voluntary Amendment
             (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                     CUSIP NO. - 871655 10 6

(1)      Names of Reporting Persons. . . . . . Gill Family Capital Management,
                                               Inc. (formerly known as
                                               Jeffscottco, Inc.)

         S.S. or I.R.S. Nos. of
         Above Persons (entities only) . . . .61-1337592

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b) X

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (See Instructions). .  00

(5)      Check if Disclosure
         of Legal Proceedings is
         Required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . . 0
         (8)      Shared Voting Power. . . . . . . 3,274,666(1)
         (9)      Sole Dispositive Power . . . . . 0
         (10)     Shared Dispositive Power . . . . 3,274,666(1)

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person . . . .3,274,666(1)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11)  . . . . . . . .  18.8%

(14)     Type of Reporting Person  . . . . . . .  CO


         (1) See response to Item 5.

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                     CUSIP NO. - 871655 10 6

(1)      Names of Reporting Persons. . . . . . GFP I, LP (successor by merger with GFP, Ltd.)

         S.S. or I.R.S. Nos. of
         Above Persons (entities only) . . . .61-1337593

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b) X

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (See Instructions). .  00

(5)      Check if Disclosure
         of Legal Proceedings is
         Required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . . 0
         (8)      Shared Voting Power. . . . . . . 3,274,666(1)(2)
         (9)      Sole Dispositive Power . . . . . 0
         (10)     Shared Dispositive Power . . . . 3,274,666(1)(2)

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person . . . .3,274,666(1)(2)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11)  . . . . . . . .  18.8%

(14)     Type of Reporting Person  . . . . . . .  PN (limited partnership)


         (1) See response to Item 5.
         (2) Power is exercised through its general partner, Gill Family Capital Management, Inc.

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         THIS  AMENDMENT NO. 1 to the Schedule 13D dated  December 28, 1998 (the
"Schedule 13D"), which was filed with the Securities and Exchange Commission by the Reporting Persons and relates to the shares of common stock $.01 par value, of Sypris Solutions, Inc., a Delaware corporation (the "Issuer"), is being filed on a voluntary basis to amend the Schedule 13D to reflect updated holdings for the Reporting Persons resulting from a public offering of 3,000,000 shares of the Issuer's common stock which increased the outstanding securities of the Issuer effective March 17, 2004, to update in Item 1 the address of the Issuer, to update Items 2(a), (b) and (c) and to include in Item 7 the Limited Partnership Agreement of GFP I, LP, a Delaware limited partnership which was the successor by merger with GFP, Ltd., a Kentucky limited partnership. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings as set forth in the Schedule 13D, as heretofore amended.

         Item 1.    Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, $.01 par value of the Issuer.

         The Issuer's principal executive office is located at 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222.

        Item 2.     Identity and Background.

               (a) The reporting entities under this Form 13D are GFP I, LP, a Delaware limited partnership ("GFP"), and Gill Family Capital Management, Inc., a Kentucky corporation and the general partner of GFP (the "Company"). GFP and the Company are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

               (b) The principal business of GFP is buying, selling, exchanging or otherwise acquiring, holding, managing and investing in securities or other businesses and investments. The principal business of the Company is to serve as general partner of GFP. The address of GFP's and the Company's principal business and principal office is 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222.

               (c) The name, business address, principal occupation or employement of the general partner of GFP is set forth in the table below:

NAME AND OFFICES                                    PRESENT PRINCIPAL
HELD WITH GFP         BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT

Gill Family Capital   101 Bullitt Lane, Suite 450   General Partner of GFP
 Management, Inc.     Louisville, Kentucky 40222
General Partner

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               The name, business address,  principal  occupation or employement of each director, executive officer and controlling person of the Company is set forth in the table below:

NAME AND OFFICES
HELD WITH THE                                       PRESENT OCCUPATION OR
COMPANY               BUSINESS ADDRESS              EMPLOYMENT
---------------       ----------------              ---------------------

Jeffrey T. Gill       101 Bullitt Lane, Suite 450   President, CEO and
Director, President   Louisville, Kentucky          Director of Sypris
and Treasurer         40222                         Solutions, Inc.

R. Scott Gill         1209 North Astor Street       Managing Broker, Coldwell
Director, President   Chicago, Illinois             Banker Residential Brokerage
and Secretary         60610                         875 N. Michigan Avenue,
                                                    Suite 3500, Chicago, IL
                                                    60611; Director of Sypris
                                                    Solutions, Inc.

               The above individuals are citizens of the United States. GFP is a Delaware limited partnership. The Company is a Kentucky corporation. The sole shareholders of the Company, Jeffrey T. Gill and R. Scott Gill, have made their own filings pursuant to Regulation 13D under the Act concerning the shares of the Issuer.

         Item 5. Interest in Securities of the Issuer.

               (a) GFP

               The aggregate number of shares of the Common Stock that GFP owns beneficially, pursuant to Rule 13d-3 under the Act is 3,274,666, which constitutes approximately 18.8% of the Common Stock deemed outstanding pursuant to Rule 13d-3 under the Act.

               THE COMPANY

               Because of its position as the general partner of GFP, the Company may be deemed to be the benefical owner of 3,274,666 shares of the Common Stock, which constitutes approximately 18.8% of the Common Stock deemed outstanding pursuant to Rule 13d-3 under the Act.

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               (b) GFP

               Acting through its sole general partner, GFP has the power to vote or to direct the vote and to dispose or to direct the disposition of 3,274,666 shares of the Common Stock.

               THE COMPANY

               In its capacity as sole general partner of GFP, the Company has the power to vote or to direct the vote and to dispose or to direct the disposition of 3,274,666 shares of the Common Stock.

         The Reporting Persons share, or may be deemed to share, the power to vote or direct the disposition of such shares with the following persons, whose business or residence addresses and principal occupations are as follows: (a) Robert E. Gill, 253 Canton Avenue East, Winter Park, Florida 32789, Chairman of the Board of Sypris Solutions, Inc., 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222, a diversified provider of technology-based outsourced services and specialty products; (b) Virginia G. Gill, 253 Canton Avenue East, Winter Park, Florida 32789, homemaker; (c) R. Scott Gill, Managing Broker, Coldwell Banker Residential Brokerage, 875 N. Michigan Avenue, Suite 3500, Chicago, Illinois 60611; and (d) Jeffrey T. Gill, 101 Bullitt Lane, Suite 450, Louisville, Kentuky 40222, President and Chief Executive Officer of the Issuer. All of such persons are citizens of the United States, and none of such persons have been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

               (c) To the best knowledge of each of the Reporting Persons, none of the persons named herein has effected any transactions in the shares of the Common Stock in the past 60 days.

               (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by them.

               (c) The Reporting Persons have not effected transactions in the Issuer's common stock during the past sixty days.

               (d) Not applicable.

               (e) Not applicable.


         Item 7. Material to be Filed as Exhibits.

               Exhibit 99.1 - Joint Filing Agreement*

               Exhibit 99.2 - Limited Partnership Agreement of GFP I, LP.

*previously filed.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         GILL FAMILY CAPITAL MANAGEMENT, INC.


                                         /s/ Jeffrey T. Gill
                                         ------------------------------------
                                         Jeffrey T. Gill, President of
                                         Gill Family Capital Management, Inc.

                                             Date: March 26, 2004


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         GFP I, LP


                                         /s/ Jeffrey T. Gill
                                         ----------------------------------
                                         Jeffrey T. Gill, President of Gill
                                         Family Capital Management, Inc.,
                                         General Partner of GFP I, LP

                                             Date: March 26, 2004


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